[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2011	rpomerenk@luselaw.com

June 5, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Beacon Federal Bancorp, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

          Pursuant to Rule 101 of Regulation S-T and on behalf of Beacon Federal Bancorp, Inc. (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $3,655 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

          The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the mutual-to-stock conversion of Beacon Federal, a federal savings association. As part of the mutual-to-stock conversion, the Registrant will become the holding company of Beacon Federal. The transaction is subject to the approval of the Office of Thrift Supervision.

Securities and Exchange Commission
June 5, 2007

          If you have any questions or comments, please contact the undersigned at (202) 274-2011 or Robert Lipsher at (202) 274-2020.

Very truly yours,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

Enclosures
cc:	Mr. Ross J. Prossner, President and
Chief Executive Officer
Mr. Darren T. Crossett, Senior Vice President
Ms. Patricia McJoynt, Keefe Bruyette & Woods, Inc.
Jonathan Talcott, Esq.
Eric Luse, Esq.
Robert Lipsher, Esq.